SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2016

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes      No X

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Via EDGAR and E-mail
Cecilia Blye
Chief, Office of Global Security Risk
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C 20549
USA

October 11, 2016

Re:	Aviva plcForm 20-F for Fiscal Year Ended December 31, 2015 Filed March 29, 2016 File No. 0-34486

Dear Ms. Blye:

This letter provides the responses of Aviva plc (“Aviva”) and its subsidiaries (collectively with Aviva, the “Company”) to the comments in your September 13, 2016 letter to Tom Stoddard, Chief Financial Officer, regarding the Company’s Form 20-F for the fiscal year ended December 31, 2015 (the “Comment Letter”). The Staff’s comments are included in italics, followed by the Company’s responses.

1. Documents on your website indicate that you offer or have offered insurance coverage in Sudan and Syria. You stated in your letter to us dated March 27, 2014 that claims fulfilment under a number of travel insurance policies you provided was outsourced to CEGA, and that CEGA paid out travel claims on your behalf in Sudan and Syria.

As you know, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria since your 2014 letter to us, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Similar to other multinational organizations, the Company issues policies to many insureds around the world, which may themselves engage in transactions with, may operate in or have other contacts with, Sudan or Syria. The nature of insurance coverage that the Company provides to third parties engaged in global commerce or personal travel makes it difficult to quantify in the Company’s insurance portfolios potential exposure from the activities of such third parties in any given geographic region. The goods, services or persons the Company insures may travel around the world. Clients’ insurable risks, or portions of them, may not be country-specific and may not be measurable on a country-specific basis. Multinational organizations frequently manage their insurance needs on a consolidated basis on behalf of their subsidiaries and affiliates and policies for such organizations often will have worldwide coverage, perhaps even without reference to specifically identifiable countries.

To the extent that the global activities of third parties that conduct business with the Company and the nature of insurance business, as described, could be deemed to be considered indirect contacts with Sudan or Syria, the Company’s systems and controls are designed to prevent transactions by the Company that may violate applicable economic sanctions laws. The Company requires its businesses to comply with applicable financial crime laws and regulations, including U.S. economic sanctions for Syria and Sudan. Aviva requires its businesses to implement financial crime prevention programmes designed to (1) comply with applicable laws and (2) prevent, detect and report instances of suspected or known violations of financial crime laws. The Company’s financial crime standard (the “Aviva Financial Crime Standard”) sets out minimum requirements for businesses’ financial crime prevention programmes.

With respect to sanctions, the Aviva Financial Crime Standard is as follows: All new clients, employees, suppliers, agents, and any other third party Aviva engages in business with, must be screened against designated sanctions lists to comply with applicable laws and/or inform a risk based decision whether to engage in business with a client, business partner or other third party or in a particular business transaction. Screening should take place at the initiation of a business relationship and periodically thereafter as sanctions programmes are updated. It is strictly prohibited to engage in business with an individual, entity, government or regime sanctioned by applicable law. Where an Aviva business relationship is identified as a potential or confirmed match to a sanctions list, the relevant Aviva financial crime team must be promptly notified and a determination made (1) whether a report must be made to a regulatory or other government entity; and (2) whether assets must be frozen consistent with applicable law.

The Company also operates a jurisdiction risk index which grades countries based on a number of financial crime factors that are external sourced. This includes consideration of countries where sanctions are or have been imposed by the EU, United States, or other jurisdictions. Both Syria and Sudan are subject to EU and U.S. sanctions and are therefore graded as such that any potential business opportunities require enhanced due diligence before quoting for business.

Past, current and anticipated contacts with Sudan and Syria
The Company’s past contact with Sudan and Syria was set out in the letter dated March 27, 2014.

The Company has a number of strategic agreements with third parties, including HSBC and Barclays, through which it provides travel insurance and distributes the policies through a multiple corporate partner model in the UK. The claims fulfilment under these policies is outsourced to CEGA, a leading international claims and assistance group which caters to this specialist area. From time to time, insurance travel claims are raised by UK policyholders arising from their travels in Sudan and Syria and are paid by CEGA via a UK bank account (or due to urgent medical claim a sterling cheque) to fulfil the insurance claim pay-out obligations to the UK policyholder.
CEGA paid out approximately £4,629 in aggregate in respect of travel claims on behalf of the Company to UK policyholders in Sudan in 2014 and 2015. There were no such payments made to UK policyholders in Syria in this period.
The Company’s relationship with CEGA has been vetted through the Aviva Financial Crime Standard process and the Company does not believe these amounts are material, such that a reasonable investor would deem them important in making investment decisions and the Company believes that they do not materially affect the Company’s reputation or share value.
The Company provides global marine insurance. In one instance, the Company has provided insurance for cargo to a Guatemalan company, which sells cardamom and pepper, and is also active in the production of honey, where under a typical global policy, insurance has been provided for cargo travelling to Sudan and Syria. Aviva provide 20% of the cargo insurance, which ceases when the cargo arrives in port. Aviva receives £14,600 annually for worldwide marine cover in respect of this policy. No payments have been made, and in the event of a claim payment would be to the insured.

The Company through the acquisition of Friends Life Group Ltd, has inherited four life assurance policies where the three policyholders are resident in Sudan and one where the policyholder is a resident in Syria. The total current value of these policies is £203,368, and only one policy continues to make contributions (£15 per month).

Five legacy UK life assurance policies have also been identified where the individuals were either resident in the UK and subsequently moved to Sudan (two instances), or purchased policies in Africa (two in Sudan and one in Libya) between 1992 and 2003. The total current value of these policies is £117,827. The policies are paid up and the Company receives no further payments.

In the future, the Company may continue to provide global insurance to non-Sudanese and non-Syrian insureds, where a claim may arise in Sudan or Syria due to the policyholder’s activity in those countries (independent of the Company).

Except as noted above due to the nature of insurance coverage related to actions of third parties the Company does not reasonably foresee the provision of any services, products, information or technology to Sudan or Syria, or to our knowledge any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by their governments that are targeted by U.S. sanctions.

2. Please discuss the materiality of the contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

As noted in the response to Comment 1 above, the Company has no assets or liabilities or business operations in Sudan or Syria. The Company does not anticipate initiating coverage to any new policyholder or insured in Sudan or Syria.
As a multinational organization, the Company has contacts with many clients and business partners around the world. In some cases, as noted above these third parties may engage in transactions with, or may operate in Sudan or Syria. The Aviva Financial Crime Standard is designed to prevent transactions by the Company that may violate applicable trade sanctions laws, including U.S. economic sanctions for Syria and Sudan. If the Company discovers a transaction or claim that involves a sanctioned country or person, where appropriate, the Company takes remedial action intended to comply with applicable laws.
The Company has considered the quantitative and qualitative aspects of the limited contact related to Sudan and Syria through CEGA and the policyholders who have moved location or assets, as outlined in the response to Comment 1, and concluded that this is not material, such that a reasonable investor would deem it important in making investment decisions and does not materially affect the Company’s reputation or share value. Our materiality analysis considered the potential impact of the investor sentiment evidenced by such actions directed towards companies that have operations associated with Sudan and Syria. While a quantitative analysis of all potential third party exposure in the Company’s insurance portfolio for coverage offered to third parties through the issuance of insurance contracts in any given geographic region is not possible due to the fact that the coverages are not static and depend on the business being conducted by the insureds, the Company believes its indirect contacts with Sudan and Syria are de minimis to its overall operations and financial results and the quantitative impact of this contact relative to the Company’s consolidated revenue is negligible and qualitatively the Aviva Financial Crime Standard is designed to minimize the risk of non-compliance with applicable rules and regulations and reputational risks and, therefore it does not constitute a material investment risk to its securities holders.
Aviva acknowledges that:
●
the adequacy and accuracy of the disclosure in the Form 20-F filing is the responsibility of the Company;
●
staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F filing; and
●
the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the information provided in this response, please do not hesitate to contact me via email at neil.harrison@aviva.com, via telephone at +44 20 7662 8919 or at the address listed above.
Sincerely,
/s/ Neil Harrison
Neil Harrison
General Counsel, Aviva Group & Asia

cc:
Tom StoddardChief Financial Officer, Aviva plc
Kirsty CooperGroup General Counsel & Company Secretary, Aviva plc
Sarah Maillet
Chief Accounting Officer, Aviva plc

Joseph D. Ferraro
Willkie Farr & Gallagher (UK) LLP

Suzanne Hayes
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission

Mr. Daniel Leslie
Staff Attorney, Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 11 October 2016

AVIVA PLC By: /s/ K.A. Cooper K.A. Cooper Group Company Secretary